Trilogy International Partners



Trilogy International Partners

CONFIDENTIAL ▪ NOVEMBER 2016

Investor presentation

Disclaimer

GENERAL

This presentation is not a solicitation of an offer to purchase securities. This presentation is not, and in no circumstances is to be construed as, a prospectus or advertisement or public offering or private placement of the securities referred to herein in any jurisdiction. No securities commission or similar authority in Canada or in any other jurisdiction has reviewed this material or in any way passed upon the merits of the securities offered hereunder or thereunder and any representation to the contrary is an offense.

In this presentation, all amounts are in US dollars, unless otherwise indicated. Any graphs, tables or other information in this presentation demonstrating the historical performance of Trilogy International Partners LLC ("Trilogy") or any other entity contained in this presentation are intended only to illustrate past performance of such entities and are not necessarily indicative of future performance of Alignvest Acquisition Corporation ("Alignvest" or "AQX"), Trilogy or their related entities, collectively expressed as "we", "us" and "our" within this presentation. Component values when summed in this presentation may not equal total due to rounding.

FORWARD-LOOKING INFORMATION

This presentation contains "forward-looking information" within the meaning of applicable securities laws in Canada. Forward-looking information may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "targets", "expects" or "does not expect", "an opportunity exists", "outlook", "prospects", "strategy", "intends", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information.

Forward-looking information is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking information contained in this presentation and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; data based on good faith estimates that are derived from management's knowledge of the industry and other independent sources; successful completion of the transaction between Trilogy and Alignvest, including receipt of required regulatory consents and shareholder approval. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties relating to Trilogy's business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including without limitation risks related to: Trilogy's ability to continue as a going concern; Trilogy's significant level of indebtedness and the refinancing, default and other risks, limits, restrictive covenants and restrictions resulting therefrom; Trilogy's history of losses; Trilogy's ability to incur additional debt despite its indebtedness level; Trilogy's ability to raise additional funds or have sufficient resources given its level of indebtedness; the risk that Trilogy's credit ratings could be downgraded; Trilogy's status as a holding company; the significant political, social, economic and legal risks of operating in Bolivia; the regulated nature of the industry in which Trilogy participates; the use of "conflict minerals" and the effect thereof on manufacturing of certain products, including handsets; intense competition; lack of control over network termination, roaming and international long distance costs; rapid technological change and associated costs; the need for spectrum access; general economic risks; natural disasters including earthquakes; cyber-security risks; privacy breaches; reliance on equipment suppliers; intellectual property infringement claims; health risks associated with handsets; subscriber "churn" risks, including those associated with prepaid accounts; the need to maintain distributor relationships; minority shareholder related risks; Trilogy's future growth being dependent on innovation and development of new products; reliance on management; tax related risks; litigation, including class actions and regulatory matters; foreign exchange and interest rate changes; currency controls; anti-bribery compliance; the ability of Trilogy to protect subscriber information; risks as a publicly traded company, including, but not limited to, compliance and costs associated with the Sarbanes-Oxley Act of 2002 (to the extent applicable); and compliance with laws generally. Furthermore, risks and uncertainties relating to the proposed arrangement between Alignvest and Trilogy ("Arrangement") could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the conditions to the consummation of the Arrangement; risks relating to the failure to obtain necessary shareholder, court and regulatory approvals for the Arrangement; the filing and/or mailing of documentation relating to the Arrangement may not be completed on a timely basis; high levels of redemptions by Alignvest shareholders; the Arrangement may be modified, restructured or terminated; events or series of events may cause business interruptions; Alignvest's ability to raise additional capital; the availability of equity and debt financing and/or refinancing on acceptable terms; and the anticipated strategic, operational and competitive benefits may not be realized.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this presentation represents our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws in Canada.

Disclaimer (cont'd)

MARKET DATA

This presentation includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management's knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Forward-Looking Information" above. Forecasts and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.

NON-GAAP MEASURES

Unless otherwise indicated, all financial statements and information included in this presentation were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Investors should be aware that U.S. GAAP is different from International Financial Reporting Standards generally applicable to Canadian-incorporated public companies.

This presentation makes reference to certain non-U.S. GAAP measures and wireless telecommunication industry metrics. These measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those U.S. GAAP measures by providing further understanding of Trilogy's results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under U.S. GAAP. Non-U.S. GAAP measures used include Adjusted EBITDA, Adjusted EBITDA margin, Compound annual growth rate ("CAGR") and CAPEX. This presentation also makes reference to "Wireless subscriber count", "monthly average revenue per wireless user" or ("ARPU"), "churn", "cost of acquisition", "equipment subsidy per gross addition", and "capital intensity", which are commonly used operating metrics in the wireless telecommunications industry, but may be calculated differently compared to other wireless telecommunication providers. We believe that these non-U.S. GAAP financial measures and operating metrics provide meaningful supplemental information and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. These financial measures and operating metrics are intended to provide investors with supplemental measures of Trilogy's operating performance and thus highlight trends in its core business that may not otherwise be apparent when solely relying on the U.S. GAAP measures. For a more detailed description of why these measures are presented and a definition of each measure, see the section entitled "Definitions of non-GAAP measures and key industry performance measures" in the Appendix.

Trilogy International Partners



Introduction

CONFIDENTIAL ▪ NOVEMBER 2016

Alignvest evaluated numerous opportunities and is excited to announce this transaction with Trilogy

Trilogy International Partners

- Founder run business with *experienced management team* who are rolling 100% of their equity interest, investing an additional US$5mm, and who will own over 20% of the pro forma equity
- *Proprietary transaction* that was developed via direct conversations for over two years
- Industry where we provide *significant expertise*, with Nadir Mohamed, Joe Natale and Anthony Lacavera serving as board members / investors
- *Additional US$61mm investment* at the C$10 AQX IPO price from Alignvest partners and third party investors
- *Attractive investment* in a high growth business at a discount to comparables

Transaction benefits all shareholders and positions Trilogy for continued growth

- Internationally focused wireless business founded by U.S. wireless industry pioneers
- Current investments in New Zealand and Bolivia, and a platform to add additional geographies
- Attractive value relative to comparable companies given superior historical and forecast growth profile
- Cash proceeds intended to be used to reduce leverage at Trilogy to enable the optimization of capital structures across all markets



Trilogy International Partners
HQ: Bellevue, Washington
62.9% ownership(1)
71.5% ownership(1)
HQ: Auckland, New Zealand
HQ: La Paz, Bolivia

Key transaction information	
New cash equity investment[2]	US$269mm
Transaction enterprise value ("EV")	US$875mm
EV / 2017E Adjusted EBITDA	7.3x
Consolidated service revenue (2016E)	US$593mm
2016E - 2017E growth	*12%*
Consolidated Adjusted EBITDA (2016E)	US$154mm
2016E - 2017E growth	*18%*
PF net debt / 2017E pro-rata Adjusted EBITDA[3]	2.2x

Note: Adjusted EBITDA represents a non-GAAP measure. See appendix for non-GAAP reconciliation methodology. Forecast represents the midpoint of a range of + / - 2% of the forecasted amount. See "Disclaimer – Forward-Looking Information" in this presentation.

(1) Ownership figures are pro forma for the transaction.
(2) Assumes no redemptions of the class A restricted shares.
(3) Includes pro-rata OpCo net debt and Adjusted EBITDA.

Trilogy will be led by a visionary management team and world class board of directors and investors

Trilogy International Partners



John Stanton ★
- Co-founder / Chairman
- Board of Microsoft and Costco



Theresa Gillespie ★
- Co-founder / Vice Chairman



Brad Horwitz ★
- Co-founder / CEO



Erik Mickels
- CFO / SVP

2°

VIVA estás vivo



Stewart Sherriff
- CEO of 2degrees



Juan Pablo Calvo
- CEO of NuevaTel

ALIGNVEST ACQUISITION CORPORATION



Reza Satchu ★
- Founder / Managing Partner



Nadir Mohamed ★
- Chairman of Alignvest
- Former CEO of Rogers



Anthony Lacavera ★
- Founder / former CEO of WIND Mobile Canada



Joe Natale ▲
- Incoming CEO of Rogers
- Former CEO of Telus

★ Denotes expected Director of Trilogy post-closing.
▲ Founder and investor in AQX.

Transaction summary

- All Trilogy shareholders are rolling 100% of their equity (US$295mm) into the transaction plus investing an additional US$5mm
- Total cash proceeds of US$269mm used to de-lever, position Trilogy for growth and fund transaction costs
- Additional investment of US$61mm from Alignvest partners and third party investors at C$10 / share

Pro forma ownership(1)


Additional investment 10.1%
AQX sponsorship 7.6%
Trilogy shareholders 49.2%
AQX public shareholders 33.1%

Pro forma valuation(2)

($ in millions except per share figures)		US$	C$
AQX illustrative share price		$7.81	$10.00
Pro forma total shares outstanding(1)		78.1	78.1
Total equity value		**$610**	**$781**
(+) Pro forma Trilogy net debt (3)(4)		177	226
(+) Pro-rata OpCo net debt(4)		87	112
Pro forma enterprise value		**$875**	**$1,119**
Acquisition and credit multiples			
EV / 16E pro-rata Adjusted EBITDA	US$101 / C$130	8.6x	
EV / 17E pro-rata Adjusted EBITDA	US$120 / C$153	7.3x	
Net debt / 16E pro-rata Adjusted EBITDA	US$101 / C$130	2.6x	
Net debt / 17E pro-rata Adjusted EBITDA	US$120 / C$153	2.2x	

Projected timeline

November 1	Transaction announced
Late November	Preliminary prospectus filed
Late December	Mail final proxy materials to shareholders
Late January	Shareholder meeting date
Late January / early February	Close transaction

Note: Based on a CADUSD exchange rate of 0.78125. Assumes no redemptions of the class A restricted shares.
Adjusted EBITDA represents a non-GAAP measure. See appendix for non-GAAP reconciliation methodology.
Forecast represents the midpoint of a range of + / - 2% of the forecasted amount. See "Disclaimer – Forward-Looking Information" in this presentation.

(1) Excludes management incentive plan, ~1.7mm AQX founders' shares subject to forfeiture if stock does not achieve C$13.00 within five years and AQX warrants exercisable at C$11.50.
(2) Based on 62.9% ownership of 2degrees and 71.5% of NuevaTel.
(3) Includes adjustment for intercompany debt, which consists primarily of convertible debt.
(4) Debt as of Q2 2016.

Opportunity to invest in a high growth, stable business at an attractive valuation

2015A – 2017E growth


2.0%
2.7%
2.0%
2.2%
2.5%
5.6%
10.0%
14.5%
Canadian
LatAm
Aus / NZ
Trilogy
Revenue CAGR
Adjusted EBITDA CAGR

2016E Adjusted EBITDA margin


38.8%
31.6%
28.4%
20.6%
Canadian
LatAm
Aus / NZ
Trilogy(1)

EV / 2016E Adjusted EBITDA


8.3x
5.5x
9.2x
8.6x
Canadian
LatAm
Aus / NZ
Trilogy

EV / 2017E Adjusted EBITDA


8.1x
5.1x
8.5x
7.3x
Canadian
LatAm
Aus / NZ
Trilogy

Sources: Company filings and FactSet 10/28/2016.
Note: See "Disclaimer – Forward-Looking Information" in this presentation.
Canadian comps include BCE, Rogers, Shaw (pro forma acquisition) and Telus.
LatAm comps include America Movil, Entel, Millicom (proportional), Telefonica Brasil, and TIM.
Aus / NZ comps include MNF Group, Spark, Telstra, TPG Telecom (pro forma acquisition) and Vocus (pro forma acquisitions).
(1) Based on total revenue. Adjusted margin as a percentage of service revenue of 26.0%.

Trilogy International Partners

Overview of Trilogy

CONFIDENTIAL ▪ NOVEMBER 2016

Investment highlights

Visionary management team	Highly experienced wireless entrepreneurs with a track record of operating in both emerging and developed markets
Strong and growing businesses	Established operations in attractive telecom markets with clear opportunities for continued organic growth
Platform for additional value creation	Accelerate growth with targeted M&A
Attractive valuation	EV / 2017E Adjusted EBITDA of 7.3x, with 18% Adjusted EBITDA growth in 2017E

Note: See "Disclaimer – Forward-Looking Information" in this presentation.

Trilogy team are wireless industry pioneers and have generated billions in shareholder value

- Founder team has a track record of success in building, growing and selling telecom assets
- Significant experience in 15 international markets including the US
- Launched businesses which became part of the world's largest wireless providers

McCAW CELLULAR, INC. › at&t
Acquired for US$16B

VoiceStream › T-Mobile
Acquired for US$34B[(1)]

western wireless › verizon
Acquired for US$6B[(2)]

- Generated strong returns on many other deals in international markets

Austria – tele.ring	Latvia – BaltcomGSM	Ireland – meteor	Hong Kong – SmarTone
Acquired for €1.3B	Acquired for $277mm[(3)]	Acquired for $519mm	IPO market cap of $1.1B

Source: Company filings.
Note: Financial figures are reported in US$ unless otherwise noted.
(1) Acquired by Deutsche Telekom, now T-Mobile US.
(2) Acquired by Alltel, now part of Verizon.
(3) Western Wireless owned a minority interest in BaltCom GSM and received proceeds of $67mm.

Management has generated tremendous outcomes operating across a diverse range of situations

Company	Timeline	Key takeaways
VoiceStream Wireless	1994 Established as a subsidiary of Western Wireless 1999 Spun off by Western Wireless 2001 Acquired by Deutsche Telekom for $34B, and is now T-Mobile USA	• Created national network footprint through M&A consolidation • VoiceStream continues to grow as T-Mobile USA and today has over 63mm customers and $32.1B of revenue in 2015
tele.ring	2001 Western Wireless bought 100% of Vodafone Group stake in tele.ring for €10 2005 Acquired by Deutsche Telekom for €1.3B	• Strategic transformation of business • Transitioned from EBITDA negative to significantly EBITDA positive within the first 4 years • Successful at gaining market share as 4th wireless operator in Austria
SmarTone	1992-1995 Co-founded by Brad Horwitz 1996 SmarTone IPO market capitalization of $1.1B	• Greenfield start-up in an established three player market • First GSM operator in Asia • Network launched within the first year of license award • EBITDA positive after the first year

Source: Company filings.
Note: Financial figures are reported in US$ unless otherwise noted.

Trilogy, a successor of Western Wireless, provides telco services through its two operating companies


New Zealand

- 4.5mm population
- Operating for 7 years
- 62.9% ownership[2]
- Original investment in 2008

estás vivo


Bolivia

- 11.0 mm population
- Operating for 16[1] years
- 71.5% ownership
- Acquired in 2006

	2degrees (New Zealand)	Viva (Bolivia)
Financial metrics (2016E / 2017E)		
• Service revenue	US$321mm / US$377mm	US$271mm / US$284mm
Growth	*17%*	*5%*
• Adjusted EBITDA	US$81mm / US$104mm	US$81mm / US$86mm
Growth	*29%*	*6%*
• Adjusted EBITDA margin	25% / 28%	30% / 30%
Wireless market summary (Q3 2016)		
• Subscribers	1.4mm	2.2mm
• Key operators	2degrees / Vodafone / Spark	Viva / Entel / Tigo
• Market share	23%	24%
• Wireless ARPU	US$16.64	US$9.77
Postpaid / Prepaid	US$40.06 / US$8.24	US$22.44 / US$6.94
Network summary (Q3 2016)		
• Population coverage[3]	96% / 98%[4]	68%
• Cell sites	1,017	1,056
• 4G / LTE	630	572

Source: Company filings, management analysis and CIA Factbook.
Note: Q3 2016 financial and operating figures are preliminary. Adjusted EBITDA represents a non-GAAP measure. See appendix for non-GAAP reconciliation methodology.
Forecast represents the midpoint of a range of + / - 2% of the forecasted amount.
See "Disclaimer – Forward-Looking Information" in this presentation.
(1) Includes operating under Western Wireless International.
(2) Excludes impact of convertible intercompany loans.
(3) Management estimates.
(4) 96% own network, 98% including roaming agreement with Vodafone.

Reducing leverage will drive incremental shareholder value

Trilogy subsidiaries will have increased flexibility to raise incremental local debt at attractive rates once HoldCo notes are refinanced

Improved capital structure at subsidiaries could accelerate capital projects, improve working capital management and expedite dividends back to HoldCo

De-levered balance sheet enables Trilogy to execute M&A strategy

Opportunity to accelerate growth via M&A

Relationships	Extensive international telecom industry relationships
Deal flow	Professional contacts provide regular access to new opportunities and related deal flow
Expertise	Ability to uniquely evaluate virtually any situation given breadth of experience around the world
Execution	Capitalize on opportunities with de-levered balance sheet and access to public market capital

2degrees

Business overview

CONFIDENTIAL ▪ NOVEMBER 2016

2degrees highlights

- Developed economy with positive underlying fundamentals
- Attractive industry drivers with 2degrees well positioned to benefit
- Established and highly competitive challenger with strong momentum
- Transitioned into a full service provider with the acquisition of Snap
- Track record of revenue and Adjusted EBITDA growth expected to continue

New Zealand is a highly attractive country for business

- Population of 4.5 million concentrated in major urban areas[(1)]
- Advanced economy with steady GDP growth[(2)]
- Net immigration boosting labor supply and driving consumption and housing demand[(3)]
- Track record of low and stable inflation, and no history of debt default[(3)]
- New Zealand is rated AA+ by S&P and Aaa by Moody's
- Supportive telecommunications framework

Gross GDP[(4)]

(US$ in billions, in real terms)



$160
$120
$80
$40
-
CAGR 00A-20E: 2.5%
2000
2004
2008
2012
2016
2020

Share of the economy[(1)(5)]



Agriculture
4.3%
Industry
26.3%
Services
69.4%
2015
GDP

Note: See "Disclaimer – Forward-Looking Information" in this presentation.
(1) CIA World Factbook.
(2) Bank of New Zealand 2016.
(3) Fitch, December 2015.
(4) OECD 2015.
(5) Agriculture includes farming, fishing, and forestry. Industry includes mining, manufacturing, energy production, and construction. Services include government activities, communications, transportation, finance, and all other private economic activities that do not produce material goods.

Large telecom market with attractive dynamics

Strong mobile market share achieved since 2009

6.1mm mobile connections per 2degrees[(1)]


Spark
38%
23%
Q3 2016
39%
vodafone

Significant opportunity in fixed market

1.6mm fixed broadband connections[(2)]


Trust
Other
CallPlus(3)
4%
10%
3%
13%
Q2 2016
27%
vodafone
43%
Spark

Growing share of a large market

US$3.8B telecom market[(2)(4)]


Other
9%
11%
Q2 2016
33%
vodafone
46%
Spark

- Overall size of the New Zealand telecom market is growing
- 2degrees increased revenue share by US$80mm or 2% over the last 12-months

(1) Management estimates. Q3 operating figures are preliminary.
(2) IDC / management estimates.
(3) Acquired by Vocus in February 2016.
(4) Revenue includes mobile handset and excludes incoming revenue. Based on NZDUSD exchange rate of 0.7144 as of 10/28/2016.

Significant headroom in postpaid consumer and business mobile markets

Postpaid consumer mobile market share by subscribers(1)


60%
50%
40%
30%
20%
10%
0%
51%
46%
0%
46%
40%
15%
Spark
vodafone
Q2 10
Q3 11
Q4 12
Q1 14
Q2 15
Q3 16(3)

Business postpaid mobile market share by subscribers(2)


Spark
6%
51%
43%
1.0mm subscribers /
~NZD$840mm
vodafone

Note: Percentages may not total 100% due to rounding.
(1) IDC as of Q2 2016. Excludes MVNO market share.
(2) Management estimates as of Q4 2015.
(3) Management estimates for Q3 2016.

The acquisition of Snap provides critical ability to offer bundled solutions

- Cross-sell existing mobile subscriber base
- Access to the fixed market, with massive headroom to grow share
- Government-backed network infrastructure, including Ultra-Fast Broadband ("UFB") initiative
- Low CAPEX[(1)] investment due to government-supported infrastructure enables opportunity to scale across the country


Whangarei
Sydney
San Jose, California
Auckland
Hamilton
Tauranga
Whakatane
Rotorua
Gisborne
Taupo
New Plymouth
Napier / Hastings
Wanganui
Palmerston
Nort
Levin
Kapiti
Masterton
Nelson
Blenheim
Wellington
Greymouth
Christchurch
Ashburton
Timaru
Oamaru
Cromwell
Queenstown
Dunedin
Invercargill
Major Point of Presence

Snap highlights

- Acquired on April 30th, 2015
- Full access to New Zealand's UFB network
- Snap founder joined 2degrees senior leadership team
- Launched small and medium-sized enterprise ("SME") fixed broadband offering in June 2016
- Launched 1Gbps to the home plans in October 2016

Subscriber base growth since acquisition

(Ending subscribers in thousands)


172% increase
18
18
18
20
23
25
26
27
30
31
33
35
37
40
42
45
48
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16

Note: Q3 operating figures are preliminary.
(1) CAPEX includes vendor-backed or capital lease financed additions and excludes spectrum purchases.

Maintaining strong top-line growth, while generating significant free cash flow

Ending subscribers

(In thousands)


CAGR (10A-15A): 23%
499
12
487
843
78
765
1,110
145
965
1,235
193
1,042
1,314
249
1,065
1,391
313
1,051
1,516
375
1,084
1,594
432
1,077
2010A 2011A 2012A 2013A 2014A 2015A 2016E 2017E
Fixed line
Postpaid wireless
Prepaid wireless

Service revenue

(NZD$ in millions)


CAGR (10A-15A): 30%
$97
$161
$220
$263
$299
$365
$454
$515
2010A 2011A 2012A 2013A 2014A 2015A 2016E 2017E
US$71 US$127 US$178 US$216 US$247 US$254 US$321 US$377

Adjusted EBITDA and margin

(NZD$ in millions)


($33)
($35)
$10
$43
$58
$80
$114
$142
4% 16% 20% 22% 25% 28%
Denotes Adjusted EBITDA Margin
2010A 2011A 2012A 2013A 2014A 2015A 2016E 2017E
(US$24) (US$28) US$8 US$35 US$47 US$55 US$81 US$104

CAPEX[1]

(NZD$ in millions)


$39
$71
$99
$90
$68
$85
$88
$75
2010A 2011A 2012A 2013A 2014A 2015A 2016E 2017E(2)
US$28 US$56 US$80 US$73 US$56 US$58 US$62 US$55

Note: Based on a NZDUSD exchange rate of 0.7062 in 2016E and 0.7323 in 2017E.
Adjusted EBITDA and CAPEX represent non-GAAP measures. See appendix for non-GAAP reconciliation.
Forecast represents the midpoint of a range of + / - 2% of the forecasted amount.
See "Disclaimer – Forward-Looking Information" in this presentation.

(1) CAPEX includes vendor-backed or capital lease financed additions and excludes spectrum purchases.

(2) Does not include spectrum repayments of ~US$16MM.

Key growth initiatives

- Continue taking share and growing subscriber base in the postpaid segment
- Expand bundled solutions to target the previously underserved business segment
- Cross-sell fixed solutions to existing mobile subscriber base

Continued double digit growth in service revenue and Adjusted EBITDA

NuevaTel
Business overview

CONFIDENTIAL ▪ NOVEMBER 2016

NuevaTel highlights

- One of the best performing economies in Latin America
- Attractive wireless market characteristics
- Current network investment stabilizes subscriber base
- Increasing LTE device adoption and data usage
- Return to growth

Bolivia has one of the best performing economies in Latin America

- GDP growth driven by strong public investment and private consumption(1)
- Stable currency pegged to the USD(2)
- Rated BB by S&P and Ba3 by Moody's
- Current government expected to be in place until at least 2020(2)
- Stable and predictable tax structure

GDP increasing annually since 2006(3)

(US$ in billions)


CAGR (06A- 15A) : 13%
$11.5
$13.1
$16.7
$17.3
$19.6
$24.0
$27.1
$30.7
$33.0
$33.2
2006A
2007A
2008A
2009A
2010A
2011A
2012A
2013A
2014A
2015A

Real GDP growth performed better than the region(3)


5.3%
5.7%
6.1%
5.8%
5.2%
5.1%
6.8%
5.5%
4.0%
4.8%
4.6%
4.0%
3.4%
(1.7%)
4.1%
4.4%
2.8%
2.8%
0.7%
(0.7%)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Bolivia
LatAm(4)

(1) IMF.
(2) Economist Intelligence Unit.
(3) The World Bank.
(4) LatAm includes Antigua and Barbuda, Argentina, Aruba, the Bahamas, Barbados, Belize, Bolivia, Brazil, British Virgin Islands, Chile, Colombia, Costa Rica, Cuba, Curacao, Dominica, Dominican Republic, Ecuador, El Salvador, Grenada, Guatemala, Guyana, Haiti, Honduras, Jamaica, Mexico, Nicaragua, Panama, Paraguay, Peru, Puerto Rico, Sint Maarten, St. Kitts and Nevis, St. Lucia, St. Martin, St. Vincent and Grenadines, Suriname, Trinidad and Tobago, Turks and Caicos Islands, Uruguay, Venezuela, Virgin Islands (U.S.).

Substantial growth in wireless market through next generation technology

- Underpenetrated wireless market relative to other LatAm countries
- Increasing availability of affordable 4G/LTE devices
- Strong growth in smartphone adoption in Latin America expected through 2020[1]
- Very low fixed broadband penetration creates significant opportunity for a wireless solution
- Low likelihood of a fourth entrant coming into the marketplace

Wireless subscribers[1]

(In millions)


8.6
9.4
9.5
9.6
9.6
9.7
9.8
10.0
2012A
2013A
2014A
2015A
2016E
2017E
2018E
2019E

Wireless / smartphone penetration below average[2]


140%
66%
86%
26%
123%
73%
140%
67%
104%
45%
89%
46%
Argentina
Bolivia
Brazil
Chile
Colombia
Mexico
Wireless
Smartphone

Note: See "Disclaimer – Forward-Looking Information" in this presentation.
(1) GSMA LatAm mobile economy.
(2) BofA Global Wireless Matrix (Q2 2016) and management estimates (Q3 2016).

Benefits from network investments are apparent in recent monthly data

Expanded network coverage…

(2016 total cell sites)


16% increase
913
913
937
966
994
1,008
1,031
1,042
1,056
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

…leads to reduced churn rate…

(2016 monthly churn rate)


6.3%
6.3%
6.9%
6.3%
6.6%
6.2%
6.0%
5.8%
5.3%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

…which stabilizes subscriber base…

(2016 ending subscribers in thousands)


2,362
2,339
2,308
2,284
2,262
2,230
2,235
2,230
2,235
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

…and helps drive Adjusted EBITDA growth

(Adjusted EBITDA in US$mm)


$26
$23
$22
$21
$18
$19
$21
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2015
2016

Source: Management reporting and estimates.

Note: Adjusted EBITDA represents a non-GAAP measure. See appendix for non-GAAP reconciliation. Q3 2016 financial and operating figures are preliminary.

Data revenue will continue to be the key driver of growth

VIVA estás vivo

Aggressively building LTE network...

(LTE overlay sites; as of % total cell sites)



0% 17% 38% 43% 42% 55% 54%
0 152 349 396 396 550 572
Q1 Q2 Q3 Q4 Q1 Q2 Q3
2015
2016

...which is driving growth in subscribers using LTE network...

(Ending subscribers using LTE network in thousands)



Period of subsidizing subscribers
Continued growth without subsidies
~10% of subscribers using LTE network
0 4 21 50 99 135 193
Q1 Q2 Q3 Q4 Q1 Q2 Q3
2015
2016

...resulting in higher data ARPU...

(Total mobile data ARPU in US$)



44% increase
$2.78 $2.85 $3.01 $3.26 $3.58 $3.80 $3.99
Q1 Q2 Q3 Q4 Q1 Q2 Q3
2015
2016

...which leads to data driving overall revenue growth

(Service revenue in US$mm)



$68 $66 $67 $70 $70 $69 $71 $74
$25 $26 $26 $31 $34 $35 $37 $40
$43 $41 $40 $40 $36 $34 $34 $34
Q1 Q2 Q3 Q4E Q1E Q2E Q3E Q4E
2016
2017
Service revenue excluding data revenue
Data revenue

Source: Management reporting and estimates.

Note: Q3 2016 financial and operating figures are preliminary.
Forecast represents the midpoint of a range of + / - 2% of the forecasted amount.
See "Disclaimer – Forward-Looking Information" in this presentation.

NuevaTel is returning to growth with renewed capital investments

Ending subscribers

(In thousands)

Significant growth in postpaid subscriber base



2,314
2,516
2,477
2,368
2,276
2,311
1,880
2,052
145
202
265
294
323
347
365
110
1,696
1,829
2,036
2,176
2,110
1,974
1,867
1,888
2010A
2011A
2012A
2013A
2014A
2015A
2016E
2017E
Postpaid mobile
Prepaid mobile
Other

Service revenue

(US$ in millions)

Recent decline due to voice substitution,
YoY growth for those with LTE capable devices



$302
$305
$293
$284
$264
$281
$271
$236
$57
$69
$72
$44
$81
$90
$97
$35
$157
$184
$210
$203
$189
$170
$159
$170
2010A
2011A
2012A
2013A
2014A
2015A
2016E
2017E
Postpaid mobile
Prepaid mobile
Other

Adjusted EBITDA

(US$ in millions)

Since 2008, NuevaTel has paid gross dividends of US$244mm



$88
$94
$110
$112
$106
$92
$81
$86
2010A
2011A
2012A
2013A
2014A
2015A
2016E
2017E

CAPEX(1)

(US$ in millions)

Over US$100mm spent on CAPEX in 2015 and 2016, moderating in 2017



$32
$48
$40
$27
$43
$47
$63
$57
2010A
2011A
2012A
2013A
2014A
2015A
2016E
2017E

Note: Adjusted EBITDA and CAPEX represents non-GAAP measures. See appendix for non-GAAP reconciliation.
Forecast represents the midpoint of a range of + / - 2% of the forecasted amount.
See "Disclaimer – Forward-Looking Information" in this presentation.

(1) CAPEX includes vendor-backed or capital lease financed additions and excludes spectrum purchases.

Key growth initiatives

- Drive LTE adoption
- Increase data usage amongst existing subscriber base
- Continue LTE overlay expansion

Return to steady growth in service revenue and Adjusted EBITDA

Trilogy International Partners

Summary

CONFIDENTIAL ▪ NOVEMBER 2016

Key takeaways

Visionary management team	Highly experienced wireless entrepreneurs with a track record of operating in both emerging and developed markets
Strong and growing businesses	Established operators in attractive telecom markets with clear opportunities for continued organic growth
Platform for additional value creation	Accelerate growth with targeted M&A
Attractive valuation	EV / 2017E Adjusted EBITDA of 7.3x, with 18% Adjusted EBITDA growth in 2017E

Note: See "Disclaimer – Forward-Looking Information" in this presentation.

Trilogy International Partners

Appendix

CONFIDENTIAL ▪ NOVEMBER 2016

Trilogy leadership biographies

John Stanton

- Wireless industry pioneer with 37 years of experience
- Co-founder and Chairman of Trilogy
- Former positions include Chairman and CEO of Western Wireless, Chairman of T-Mobile USA (formerly VoiceStream), Vice Chairman of McCaw Cellular and Chairman of Clearwire
- Serves on the Board of Columbia Sportswear, Microsoft and Costco
- Chairman and CEO of the Seattle Mariners

Theresa Gillespie

- Co-founder and Vice Chairman of Trilogy
- Former Vice Chairman, Director, Executive Vice President, Senior Vice President and CFO of Western Wireless
- Former CFO at a Western Wireless predecessor and Senior Vice President and Controller of McCaw Cellular
- Trustee of Fred Hutchinson Cancer Research Center

Brad Horwitz

- Industry veteran with 33 years of experience
- Co-founder and CEO of Trilogy
- Former President of Western Wireless International where he led the expansion into 11 international markets
- Spent 13 years at McCaw Cellular in various roles including VP of International Operations and Director of Business Development
- Serves on the Board of the Center for Global Development and the Mobile Giving Foundation

Erik Mickels

- Senior Vice President and CFO of Trilogy
- Joined Trilogy in March 2014 as Chief Accounting Officer
- Spent 12 years at KPMG working with technology and retail companies
- Certified Public Accountant

Board of directors biographies

Nadir Mohamed

- Industry veteran with more than 25 years of experience
- Former President and CEO of Rogers (2015 revenue of C$13.4B, EBITDA of C$5.0B)
- Prior to joining Rogers, held senior positions at Telus and BC Telecom
- Chairman of the board of directors of Alignvest Management Corporation
- Serves on board of directors of TD Financial Group

ROGERS™

Listed on TSX / NYSE

C$28B market cap

Anthony Lacavera

- Serial entrepreneur with more than 20 years of experience
- Founder, former Chairman and CEO of WIND Mobile Canada. Built from inception to the 4th largest wireless provider in Canada with ~1mm subscribers
- Founder of Globalive, an investment company that founded, seeded, financed and divested various assets in internet, communications and technology sectors

WIND

Acquired for C$1.6B

Note: Market capitalization as of 10/28/2016.

Spectrum holdings

2degrees

Frequency band	Spectrum	Spectrum license expiration	Technology
700 MHz	10 MHz x 2	2031	4G
900 MHz	9.8 MHz x 2	2031	2G and 3G
1800 MHz	25 MHz x 2	2021	2G and 4G
2100 MHz	15 MHz x 2	2021	3G

NuevaTel

Frequency band	Spectrum	Spectrum license expiration	Technology
1900 MHz	25 MHz x 2	2019 – 2028[(1)]	2G and 3G
3500 MHz	25 MHz x 2	2024 – 2027	4G and WiMax
1700/2100 MHz	15 MHz x 2	2029	4G

Note: Spectrum holdings as of Q3 2016.
(1) 30MHz (15MHz x 2) expires in November 2019 and 20MHz (10MHz x 2) expires in April 2028.

Consolidated financial summary

Ending subscribers

(In thousands)


CAGR (10A-15A): 10%
2,379
499
1,880
2,895
843
2,052
3,424
1,110
2,314
3,751
1,235
2,516
3,790
1,314
2,477
3,759
1,391
2,368
3,791
1,516
2,276
3,904
1,594
2,311
2010A
2011A
2012A
2013A
2014A
2015A
2016E
2017E
2degrees
NuevaTel

Service revenue

(US$ in millions)


CAGR (10A-15A): 12%
$307
$71
$236
$391
$127
$264
$481
$178
$302
$520
$216
$305
$539
$247
$293
$536
$254
$281
$593
$321
$271
$662
$377
$284
2010A
2011A
2012A
2013A
2014A
2015A
2016E
2017E
2degrees
NuevaTel

Adjusted EBITDA

(US$ in millions)


CAGR (10A-15A): 22%
$52
$53
$107
$139
$144
$139
$154
$183
2010A
2011A
2012A
2013A
2014A
2015A
2016E
2017E

CAPEX[1]

(US$ in millions)


$61
$105
$121
$100
$100
$105
$125
$112
2010A
2011A
2012A
2013A
2014A
2015A
2016E
2017E(2)

Note: Trilogy consolidated reflects the combination of 2degrees, NuevaTel and Trilogy stand alone, minus any adjustments for inter-company transactions.
Adjusted EBITDA and CAPEX represent non-GAAP measures. See appendix for non-GAAP reconciliation.
Amounts for subtotals and totals presented in the following tables may not sum arithmetically because of rounding.
Forecast represents the midpoint of a range of + / - 2% of the forecasted amount. See "Disclaimer – Forward-Looking Information" in this presentation.

(1) CAPEX includes vendor-backed or capital lease financed additions and excludes spectrum purchases.
(2) Does not include spectrum repayments of ~US$16MM.

Benefits of the TSX

1 **International companies are prevalent in the Canadian market**

- 106 headquartered outside of Canada are listed on the TSX
- >40% of TSX trading activity originates outside of Canada
- U.S. investors are particularly comfortable trading in Canada

Foreign issuers listed on TSX by sector


Diversified industries(1) 32%
Resources 56%
106
Real estate / financials 12%

2 **Medium-sized companies matter in Canada**

- ~80% of listings are under a C$2B market cap
- Median market cap of TSX-listed companies is C$306mm
- Companies receive excellent attention, including research coverage and trading liquidity

TSX listings by market capitalization (C$mm)


>$2,000 21%
<$200 42%
$200-$2,000 36%

3 **Canadian investors are familiar with the telecom sector**

- Telecom stocks are larger relative component of the TSX than the S&P 500
- Robust ecosystem of telecom focused research analysts
- Limited opportunity to invest in high-growth telecom businesses

Telecom as a % of aggregate market capitalization


2.5%
5.2%
S&P 500
TSX

Sources: TSX database as of September 2016, FactSet and Bloomberg as of 10/28/2016.
Note: Percentages may not total 100% due to rounding.
(1) Includes communications and media, consumer and retail, life sciences, technology, utilities and other.

Pro forma capitalization

(US$ in millions)	Consolidated As of 6/30/16	Consolidated Adj.	Consolidated PF 6/30/16	Pro-rata % Owned	Pro-rata PF 6/30/16
Trilogy HoldCo cash	$20	$238[1]	$257	100.0%	$257
Trilogy HoldCo total debt	450		450	100.0%	450
(–) Intercompany debt adjustment					(16)
Trilogy HoldCo net debt	**$430**	**($238)**	**$193**		**$177**
2degrees cash	$1		$1	62.9%	$1
2degrees total debt[2]	146		146	62.9%	92
2degrees net debt	**$146**		**$146**	**62.9%**	**$91**
NuevaTel cash	$30		$30	71.5%	$22
NuevaTel total debt[2]	24		24	71.5%	17
NuevaTel net debt	**($6)**		**($6)**	**71.5%**	**($4)**
Trilogy consolidated cash	$51	$238	$289		$280
Trilogy consolidated total debt	621		621		544
Trilogy consolidated net debt	**$570**	**($238)**	**$332**		**$264**
2016E Adjusted EBITDA	$154		$154		$101
2017E Adjusted EBITDA	$183		$183		$120
Net debt / 2016E Adjusted EBITDA[3]	**3.7x**		**2.2x**		**2.6x**
Net debt / 2017E Adjusted EBITDA[3]	**3.1x**		**1.8x**		**2.2x**

Note: Adjusted EBITDA represents a non-GAAP measure.
See appendix for non-GAAP reconciliation methodology.
Forecast represents the midpoint of a range of + / - 2% of the forecasted amount.
See "Disclaimer – Forward-Looking Information" in this presentation.

(1) Includes AQX cash (assuming no redemptions of the class A restricted shares), additional cash investments net of transaction expenses and HoldCo costs.
(2) Does not include intercompany debt held by Trilogy.
(3) Consolidated multiples calculated based on consolidated debt and Adjusted EBITDA, pro-rata multiple calculated based on pro-rata debt and Adjusted EBITDA.

Definitions of non-GAAP measures and key industry performance measures

Trilogy International Partners

We report certain non-GAAP measures that are used to evaluate the performance of Trilogy and its subsidiaries. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest U.S. GAAP measure.

Also included in the following are industry metrics that management finds useful in assessing the operating performance of Trilogy, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP.

Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA represents net income (loss) attributable to the Trilogy International Partners LLC and or its subsidiaries excluding amounts for: Income tax expense; Interest expense; Depreciation, amortization and accretion; Equity-based compensation (recorded as a component of General and administrative expense); Net income (loss) attributable to noncontrolling interests; gain (loss) on disposal and abandonment of assets; and all other non-operating income and expenses. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA is a helpful measure because it allows us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. We believe that certain investors and analysts use Adjusted EBITDA to measure a company's ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our business.

CAPEX is calculated by adding to capital expenditures from our continuing operations the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements. Amounts financed under vendor-backed financing or capital lease arrangements are not included in the capital expenditures that we report in our consolidated cash flow statements. Instead, these expenditures are reflected as non-cash additions to our property and equipment when the underlying assets are delivered and as repayments of debt when the related principal is repaid. CAPEX is used by management to evaluate total capital investment in our continuing operations.

Monthly average revenue per wireless user ("Wireless ARPU") is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

Churn is the rate at which existing subscribers cancel their services, subscribers are suspended from accessing the network or subscribers have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

Non-GAAP reconciliation

(US$ in millions)	2010	2011	2012	2013	2014	2015
Net loss attributable to Trilogy	($75.4)	($102.0)	($152.8)	($46.0)	($47.1)	($52.1)
Depreciation, amortization and accretion	56.9	66.4	73.8	82.5	88.4	93.1
Equity-based compensation(1)	3.0	3.4	3.8	0.7	1.9	1.3
Loss on disposal and abandonment of assets(2)	3.4	1.8	2.2	3.7	2.5	2.3
Acquisition and other nonrecurring costs	0.0	0.0	0.0	0.0	0.0	2.0
Interest expense	29.4	46.5	41.5	48.0	61.8	62.3
Other, net(3)	4.9	0.3	(1.9)	1.3	2.6	4.3
Income tax expense	21.3	23.0	26.8	26.6	22.0	15.2
Income of discontinued operations, net of taxes	19.5	30.1	116.2	17.3	12.5	9.7
Net income (loss) attributable to noncontrolling interests	(10.7)	(16.6)	(2.4)	5.0	(0.3)	1.3
Adjusted EBITDA	**$52.2**	**$53.0**	**$107.3**	**$139.0**	**$144.3**	**$139.4**

(1) Represents expense associated with equity-based awards.
(2) Represents the loss on impairment of long-lived assets for the difference between the estimated fair value and the carrying amount of the assets, and the disposal of property and equipment costs net of accumulated depreciation from the balance sheet upon sale or retirement of an asset.
(3) Represents other non-operating income and expenses consisting mainly of interest income, loss on cash flow hedges, (gain) loss on foreign currency exchange, and other.

Non-GAAP reconciliation (cont'd)

Adjusted EBITDA reconciliation (US$ in millions)	2010	2011	2012	2013	2014	2015
New Zealand Adjusted EBITDA	($23.9)	($27.7)	$8.0	$35.1	$47.1	$55.5
Bolivia Adjusted EBITDA	88.1	93.8	110.0	112.0	105.7	91.7
Equity-based compensation[(1)]	(3.0)	(3.4)	(3.8)	(0.7)	(1.9)	(1.3)
Acquisition and other nonrecurring costs	0.0	0.0	0.0	0.0	0.0	(2.0)
Depreciation, amortization and accretion	(56.9)	(66.4)	(73.8)	(82.5)	(88.4)	(93.1)
Loss on disposal and abandonment of assets[(2)]	(3.4)	(1.8)	(2.2)	(3.7)	(2.5)	(2.3)
Interest expense	(29.4)	(46.5)	(41.5)	(48.0)	(61.8)	(62.3)
Other, net[(3)]	(4.9)	(0.3)	1.9	(1.3)	(2.6)	(4.3)
Unallocated corporate & eliminations	(12.1)	(13.1)	(10.6)	(8.1)	(8.5)	(7.7)
Income (loss) from continuing operations before income taxes	**($45.3)**	**($65.5)**	**($12.1)**	**$2.9**	**($12.9)**	**($25.9)**

(1) Represents expense associated with equity-based awards.
(2) Represents the loss on impairment of long-lived assets for the difference between the estimated fair value and the carrying amount of the assets, and the disposal of property and equipment costs net of accumulated depreciation from the balance sheet upon sale or retirement of an asset.
(3) Represents other non-operating income and expenses consisting mainly of interest income, loss on cash flow hedges, (gain) losson foreign currency exchange, and other.

Non-GAAP reconciliation (cont'd)

Adjusted EBITDA reconciliation (US$ in millions)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016
New Zealand Adjusted EBITDA	$12.5	$14.8	$14.3	$13.8	$15.0	$18.0	$21.7
Bolivia Adjusted EBITDA	25.9	22.8	22.1	20.9	17.9	19.2	20.8
Equity-based compensation[(1)]	(0.3)	(0.5)	(0.2)	(0.3)	(0.2)	(0.3)	(0.8)
Acquisition and other nonrecurring costs	(0.2)	(1.7)	(0.1)	0.0	0.0	0.0	(1.0)
Depreciation, amortization and accretion	(21.5)	(23.0)	(24.1)	(24.5)	(24.9)	(26.3)	(26.7)
Loss on disposal and abandonment of assets[(2)]	(0.7)	(0.8)	(0.6)	(0.2)	(0.2)	(0.4)	0.0
Interest expense	(15.5)	(15.9)	(14.9)	(16.0)	(15.3)	(17.0)	(18.4)
Debt modification costs	0.0	0.0	0.0	0.0	0.0	(3.8)	0.0
Other, net[(3)]	(0.4)	(1.8)	(1.1)	(0.9)	(1.9)	0.9	0.0
Unallocated corporate & eliminations	(2.4)	(1.7)	(1.5)	(2.0)	(2.9)	(2.2)	(2.5)
Income (loss) from continuing operations before income taxes	**($2.7)**	**($7.7)**	**($6.3)**	**($9.1)**	**($12.4)**	**($11.8)**	**($6.7)**

Note: Q3 2016 financial figures are preliminary.
(1) Represents expense associated with equity-based awards.
(2) Represents the loss on impairment of long-lived assets for the difference between the estimated fair value and the carrying amount of the assets, and the disposal of property and equipment costs net of accumulated depreciation from the balance sheet upon sale or retirement of an asset.
(3) Represents other non-operating income and expenses consisting mainly of interest income, loss on cash flow hedges, (gain) loss on foreign currency exchange, and other.

Non-GAAP reconciliation (cont'd)

(US$ in millions)	2010	2011	2012	2013	2014	2015
Capital Expenditures						
Bolivia capital expenditures	32.4	47.5	40.2	26.9	43.2	46.7
New Zealand capital expenditures	28.1	31.2	41.0	41.4	51.0	57.3
Trilogy corporate capital expenditures	1.0	1.0	0.5	0.1	0.1	0.1
New Zealand financed under vendor-backed financing or capital leases	0.0	25.3	39.3	31.6	5.4	1.1
CAPEX	**$61.4**	**$105.0**	**$121.0**	**$100.0**	**$99.8**	**$105.1**

Note: CAPEX does not include spectrum purchase.

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